# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: United Homes Group, Inc., CIK 0001830188
CUSIP: 91060H108
Title of class of securities: Class A Common Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 25 Deforest Avenue, SUMMIT, New Jersey (NJ), 07901
Date of event which requires filing of this statement: 05/08/2025
Amends the filing with accession number 0000895345-24-000026
Filed by CIK 0001850901
Persons authorized to receive notices and communications: John M. Bibona, Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York (NY), 10004, 212-859-8539

## Reporting persons
- Conversant Opportunity Master Fund LP (CIK 0001970309): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Conversant GP Holdings LLC (CIK 0001850910): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Conversant Capital LLC (CIK 0001850901): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Simanovsky Michael (CIK 0001596522): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, par value $0.0001 per share
Name of issuer: United Homes Group, Inc.
Address of issuer's principal executive offices: 25 Deforest Avenue, SUMMIT, New Jersey (NJ), 07901
Comment: This Amendment No. 5 ("Amendment No. 5") further amends and supplements the original statement on Schedule 13D filed on February 5, 2024 (the "Original Schedule 13D") by Conversant Opportunity Master Fund LP ("Opportunity Master Fund"), Conversant GP Holdings LLC ("Conversant GP"), Conversant Capital LLC ("Conversant Capital") and Michael J. Simanovsky with respect to the class A common shares, par value $0.0001 (the "Class A Common Stock") of United Homes Group, Inc. (the "Issuer"), as previously amended on August 7, 2024 ("Amendment No. 1"), December 9, 2024 ("Amendment No. 2"), April 17, 2025 ("Amendment No. 3") and April 28, 2025 ("Amendment No. 4"). The Original Schedule 13D, as previously amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Schedule 13D, as previously amended, such incorporation by reference is also amended hereby. Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D, as previously amended. For purposes of this Amendment No. 5, the "Reporting Persons" is defined collectively as Opportunity Master Fund, Conversant GP, Conversant Capital and Michael J. Simanovsky.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by the addition of the following:

The disclosure set forth in Item 5(c) of this Amendment No. 5 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7-10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: On May 8, 2025, the Reporting Persons sold 1,220,553 shares of Common Stock on the open market for $1.6502 per share in cash. Except as disclosed herein, the Reporting Persons have made no transactions in the shares of Common Stock since the date of Amendment No. 4.
Other persons with the right to receive dividends or sale proceeds: Other than as described herein, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding shares of Common Stock on May 8, 2025.

## Signatures
- Conversant Opportunity Master Fund LP: /s/ Paul Dumaine, By: Conversant GP Holdings LLC, its general partner, Paul Dumaine, General Counsel and Chief Compliance Officer (05/09/2025)
- Conversant GP Holdings LLC: /s/ Paul Dumaine, Paul Dumaine, General Counsel and Chief Compliance Officer (05/09/2025)
- Conversant Capital LLC: /s/ Paul Dumaine, Paul Dumaine, General Counsel and Chief Compliance Officer (05/09/2025)
- Simanovsky Michael: /s/ Paul Dumaine, Paul Dumaine, Attorney-in-fact for Michael J. Simanovsky (05/09/2025)